Exhibit 12.01

XCEL ENERGY INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Three Months Ended
	March 31,	Year Ended Dec. 31
	2013	2012	2011	2010	2009	2008
Earnings, as defined:
Pretax income from continuing operations	$355,022	$1,355,402	$1,309,690	$1,188,591	$1,056,838	$984,406
Add: Fixed charges	172,019	734,564	725,375	708,529	705,740	654,080
Add: Dividends from unconsolidated subsidiaries	9,539	33,470	34,034	32,538	29,059	-
Deduct: Equity earnings of unconsolidated subsidiaries	7,577	29,971	30,527	29,948	24,664	3,571
Total earnings, as defined	$529,003	$2,093,465	$2,038,572	$1,899,710	$1,766,973	$1,634,915

Fixed charges, as defined:
Interest charges	$139,613	$601,582	$591,098	$577,291	$561,654	$552,919
Interest charges on life insurance policy borrowings	73	310	332	372	324	248
Interest component of leases	32,333	132,672	133,945	130,866	143,762	100,913
Total fixed charges, as defined .	$172,019	$734,564	$725,375	$708,529	$705,740	$654,080
Ratio of earnings to fixed charges	3.1	2.8	2.8	2.7	2.5	2.5